Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

As representative of the prospective underwriters

VIA EDGAR

January 14, 2020

Mr. Jeff Kauten

Ms. Maryse Mills-Apenteng

Mr. Frank Knapp

Ms. Christine Dietz

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LIZHI INC. (CIK No. 0001783407) (the “Company”)

Registration Statement on Form F-1, as amended (File No. 333-234351)

Registration Statement on Form 8-A (File No. 001-39177)

Dear Mr. Kauten, Ms. Mills-Apenteng, Mr. Knapp and Ms. Dietz:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on January 16, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between January 8, 2020 and the date hereof, copies of the Company’s Preliminary Prospectus dated January 8, 2020 were distributed as follows: 887 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc.

As representative of the prospective underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ruo Yang
Name:	Ruo Yang
Title:	Managing Director
TMT, Investment Banking

[Signature Page to Acceleration Request]